

Mail Stop 4631

January 8, 2010

Via U.S. mail and facsimile

Glenn E. Tynan
Chief Financial Officer
Curtiss-Wright Corporation
4 Becker Farm Road
Roseland, NJ 07068

> **RE: Curtiss-Wright Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 18, 2009**
> **File No. 001-00134**

Dear Mr. Tynan:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

1. We have read your responses to the comments in our letter dated December 1, 2009 relating to your Regulation S-K Item 402 disclosure. Notwithstanding your representations that you intend to enhance your executive compensation disclosure in future filings, under the circumstances, we have determined that an amendment to your annual report is required. Please amend your 2008 Form 10-K to implement revisions to your Item 402 disclosure that are responsive to the comments issued in our December 1, 2009 letter as well as to those set forth below.

2. We note your response to comment six of our letter dated December 1, 2009. Please be advised that you may redact information from your filing pursuant to an application for confidential treatment filed under Exchange Act Rule 24b-2 and that Rule 24b-2 sets forth the exclusive means for obtaining confidential treatment

of information contained in a document filed under the Exchange Act that would be exempt from disclosure under the Freedom of Information Act. Failure to comply with either the substantive or procedural aspects of the Commission's confidential treatment process may result in a denial of an application. Promptly file your application and be advised that we will not clear the instant filing of comments until we make a determination regarding the outstanding request for confidential treatment.

3. We note your response to comment eight of our letter dated December 1, 2009. In addition to disclosing whether a particular named executive officer's salary falls within the targeted compensation range, please also explain the reasons for paying any amount outside of such range, as requested.

4. We note your response to comment 12 of our letter dated December 1, 2009. Without more information, we are not able to conclude that you have made a reasonable showing that disclosure of your aggregated growth and return on capital targets tied to payouts under your long-term incentive plan would cause substantial competitive harm. Please provide a more detailed discussion that analyzes the nexus between disclosure of the financial objectives and the specific manner in which competitors could use the information to obtain the competitive advantages cited. Also note that to the extent you are permitted to omit disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K, you are required to provide disclosure addressing the level of difficulty associated with achievement of the undisclosed target levels. Refer generally to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

5. Clarify how disclosure of your named executive officer's personal objectives used to determine incentive payouts for past performance would provide a specific road map to your competition as to how you intend to meet your future growth objectives.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397 if you have any questions.

Sincerely,

Jay Ingram
Legal Branch Chief